UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Amendment No. 1

Under the Securities Exchange Act of 1934

GLG Life Tech Corporation

(Name of Issuer)

Common Shares

(Title of Class of Securities)

361793201

(CUSIP Number)

December 31, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 361793201

1. Names of Reporting Persons.
Dr. Luke Zhang
2. Check the Appropriate Box if a Member of a Group (See Instructions)
☐ (a)
☐ (b)
3. SEC Use Only
4. Citizenship or Place of Organization		Canada
Number of Shares Beneficially by Owned by Each Reporting Person With:	5. Sole Voting Power	2,406,013
	6. Shared Voting Power	0
	7. Sole Dispositive Power	2,406,013
	8. Shared Dispositive Power	0
9. Aggregate Amount Beneficially Owned by Each Reporting Person		2,406,013
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions).
11. Percent of Class Represented by Amount in Row (9)		8.79%(1)
12. Type of Reporting Person (See Instructions): IN

(1) Based on 27,371,212 common shares of the issuer outstanding as of February 8, 2011.

(Page 2 of 5 Pages)

Item 1.

(a)	Name of Issuer:

GLG Life Tech Corporation (the “Company”)

(b)	Address of Issuer’s Principal Executive Offices:

Suite 519 World Trade Centre
999 Canada Place
Vancouver, British Columbia, Canada V6C 3E1

Item 2.

(a)	Name of Person Filing:

Dr. Luke Zhang

(b)	Address of Principal Business Office or, if None, Residence:

36 East Wenhua Street
Jinan, Shandong, 250014 China

(c)	Citizenship:

Canada

(d)	Title of Class of Securities:

Common Shares, with no par value (“Common Shares”)

(e)	CUSIP Number:

361793201

Item 3.	If this statement is filed pursuant to §§240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).

(b) ☐ Bank as defined in section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c) ☐ Insurance company as defined in section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e) ☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f) ☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g) ☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(j) ☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

☒ Not applicable.

(Page 3 of 5 Pages)

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: Dr. Luke Zhang beneficially owns an aggregate of 2,406,013 Common Shares. Such amount includes 1,042,425 shares of restricted stock that were granted pursuant to the Company’s Amended and Restated Stock Option and Restricted Share Plan. The receipt, in whole or in part, of these restricted shares is subject to the achievement of certain performance targets that have been established by the Company’s Compensation Committee.

(b)	Percentage of Class: See Item 11 of the Cover Page of this Schedule 13G for Dr. Luke Zhang

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote: See Item 5 of the Cover Page of this Schedule 13G for Dr. Luke Zhang

	(ii)	Shared power to vote or to direct the vote: See Item 6 of the Cover Page of this Schedule 13G for Dr. Luke Zhang

	(iii)	Sole power to dispose or to direct the disposition of: See Item 7 of the Cover Page of this Schedule 13G for Dr. Luke Zhang

	(iv)	Shared power to dispose or to direct the disposition of: See Item 8 of the Cover Page of this Schedule 13G for Dr. Luke Zhang

Item 5.
Ownership of Five Percent or Less of a Class.  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

(Page 4 of 5 Pages)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 8, 2011

/s/ Luke Zhang
Dr. Luke Zhang

(Page 5 of 5 Pages)